                                                                       EXHIBIT 4




                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

               OCTOBER 1, 2002 (Inception) THROUGH MARCH 31, 2003


NOTE 13 - STOCKHOLDER EQUITY

     (a) 2002 EQUITY INCENTIVE PLAN

On October 1, 2002, the Board of Directors authorized the Employee Stock Purchase Plan (the Employee Plan). Under the Employee Plan, the Company may issue up to an aggregate of 3,000,000 shares of common stock to employees at 85% of the lower of the fair market value of the common stock on the date of grant, except for 10% shareholders who may exercise options at no less than 110% of the fair market value of the shares on the date of grant. Under the Employee Plan, offerings were made in October 2002. The Company converted approximately $1,056 in accrued employee contributions into Stockholders Equity as a result.


   Stock Options Outstanding Under Incentive Plan:                                  Price per Share
                                                                                    ----------------
                                                                                                   Weighted
                                                 Shares                         Range              Average
                                                 ------                         -----              -------
Balance, October 1, 2002                       7,000,000                   $0.035 - $0.17           $0.10
         Granted                               2,478,772                   $0.035 - $0.045          $0.04
         Exercised                                     0                   $ 0.00 - $0.00           $0.00
         Cancelled                                     0                   $ 0.00 - $0.00           $0.00
                                               ---------                   --------------           -----

Balance, October 1, 2002                       4,521,228                   $0.035 - $0.17           $0.07
                                               =========                   ==============           =====

(b) Chairman of the Board/Chief Executive Officer/President Compensation

A final balance of an Consulting Agreement that expired December 31, 2001 between Vertica Software, Inc. and William F. Mason at a balance owed of 851,903 shares. On January 1, 2002 William F. Mason took the positions of Chairman of the Board/Chief Executive Officer/President of Vertica Software, Inc. His Compensation was accrued at $10,000 per month and is being paid in the form of Common Stock for 1,626,849 shares at waited value of .055 per share.